PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2015, which is expected to be filed by March 31, 2016, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of February 17, 2016.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and as of March 5, 2014, with the acquisition of Brigus Gold Corp. (“Brigus”), the Black Fox mine located in the Township of Black River- Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns one development-stage project; the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, regulatory and environmental compliance, as well as currency exchange rates, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the foreign exchange rates and certain input costs have an impact on the Company's operating costs and capital expenditures.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has convertible debentures trading on the TSX under the symbols “P.DB.U” and “P.DB.V”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

SELECTED CONSOLIDATED ANNUAL INFORMATION

Years ended December 31	2015	2014[1]	2013
Key Performance Data
Tonnes of ore milled	1,868,926	1,593,005	766,930
Produced
Gold equivalent (ounces)[2]	259,474	225,054	143,114
Gold (ounces)	221,060	189,943	111,983
Silver (million ounces)	8.30	6.15	6.05
Sold
Gold equivalent (ounces)[2]	255,951	220,067	143,972
Gold (ounces)	218,194	185,286	112,846
Silver (million ounces)	8.12	5.94	6.17
Average realized prices
Gold ($/ounce)[3]	$1,136	$1,243	$1,394
Silver($/ounce)[3]	$5.34	$7.46	$6.97
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$637	$687	$599
By-product basis	$548	$579	$389
All-in sustaining costs (per gold ounce)[2]	$972	$1,222	$1,077

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$291,304	$274,612	$200,326
Earnings from mine operations	50,473	52,663	76,004
Net loss	(106,910)	(224,384)	(4,250)
Adjusted net income[2]	6,556	5,365	38,668
Basic loss per share	(0.66)	(1.48)	(0.04)
Diluted loss per share	(0.66)	(1.48)	(0.04)
Adjusted net income per share	0.04	0.04	0.36
Operating cash flows before working capital changes[2]	83,166	73,658	72,396
Operating cash flows before working capital changes per share[2]	0.51	0.48	0.67
Weighted average shares outstanding (basic)(000’s)	162,341	152,064	108,528
Weighted average shares outstanding(diluted) (000’s)	162,341	152,064	108,528

As At December 31	2015	2014	2013
Assets
Mining interests	$790,118	$881,480	$636,253
Total assets	$924,968	$1,002,820	$800,822
Liabilities
Long-term liabilities	$162,427	$190,213	$94,039
Total liabilities	$276,092	$254,835	$139,732
Equity	$648,876	$747,985	$661,090

1	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2015).
2	See “NON-GAAP measurements”
3

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

HIGHLIGHTS

Developments

•

On February 9, 2015, the Company issued $75.0 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020. Using the proceeds from the issuance the Company repaid $40 million it had drawn from its revolving credit facility. At December 31, 2015, the credit facility still remained fully undrawn and available to the Company.

•	The Company achieved key milestones at both the San Dimas mine and the mill tracking towards the completion of its expansion from 2,500 tonnes per day (TPD) to 3,000 TPD by Q3 2016.

•

At the Black Fox mine, the development ramp to the Deep Central Zone was well advanced and had reached the 620 metre level at December 31, 2015. Underground throughput continues to track higher averaging 620 TPD in Q4 2015, on track to meet the 850 TPD target expected in Q4 2016.

•

Current economic conditions and results of additional studies at Grey Fox and Cerro Del Gallo resulted in the Company electing to defer the development of both of these projects. Both projects do not generate a sufficient internal rate of return at current metal prices to justify the required capital expenditure.

•

On February 3, 2016 the Company announced that its Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (PEM), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (SAT), seeking to nullify the Advance Pricing Agreement (APA) issued by SAT in 2012. The APA confirmed the Company's basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT's agreement to accept that basis for those years. The legal claim initiated does not identify any different basis for paying taxes. The Company intends to vigorously defend the validity of its APA.

•

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Financial Performance

•

Earnings from mine operations for 2015 were $50.5 million compared to $52.7 million in 2014. The drop in earnings from lower gold and silver prices in 2015 was compensated by higher production and sales at Black Fox and San Dimas.

•

The Company incurred a net loss of $106.9 million ($0.66 per share) including $104.0 million ($97.3 million net of tax) in impairment charges in 2015, compared to a net loss of $224.4 million ($1.48 per share) including $209.0 million ($200.0 million net of tax) in impairment charges in 2014.

•

Adjusted net income was $6.6 million ($0.04 per share) for 2015, compared to adjusted net income of $5.4 million ($0.04 per share) for 2014, largely due to lower general and administrative expenses in 2015.

•

Operating cash flows before working capital increased to $ 83.2 million ($0.51 per share) in 2015 compared to $73.7 million ($0.48 per share) in 2014 mainly due to increased earnings from mine operations before depreciation charges. Working capital outflows were significantly lower in 2015 at $1.5 million compared to $29.4 million in 2014 primarily because of the rising value added tax (VAT) balance at the Company’s Mexican operations in 2014. In 2015, VAT owing from the tax authorities was used to reduce corporate income taxes payable so the VAT balance only increased marginally in 2015.

•

The Company improved its overall liquidity position at December 31, 2015 compared to the previous year as a result of strong cash flows from operations coupled with lower capital spending and higher cash inflows from financing activities. The Company’s liquidity position at December 31, 2015 was $120.6 million, consisting of cash of $45.6 million and $75.0 million in undrawn credit facility, compared to $62.4 million of liquidity at December 31, 2014, consisting of $27.4 million in cash and $35.0 million in undrawn credit facility.

•

Impairment charges of $104.0 million include $82.0 million at the Black Fox complex resulting from declining metal prices, the temporary decision to defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore plus $22.0 million at Cerro del Gallo resulting from declining metal prices and the decision to further defer development. In 2014, impairment charges included $99.0 million of goodwill at the Black Fox complex, $75.0 million impairment to the Black Fox mining property due to the earlier than expected depletion of the open pit and a $35.0 million impairment to the Cerro del Gallo development property as a result of the decision to delay construction.

•

General and administrative expenses were $29.9 million in 2015 compared to $36.8 million in 2014. The decreased expenses were a result of the closing of the offices in Mexico and Vancouver as well as the weaker Canadian dollar relative to the U.S. dollar on the predominantly Canadian dollar based general and administrative costs.

•

The $75.0 million 5.75% convertible debenture issued in February are recorded at fair value and marked to market on a quarterly basis - a $13.5 million gain was recorded in 2015 and $3.7 million in transaction costs were expensed from the issuance.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•

Income tax expense in 2015 of $20.4 million includes $32.5 million of tax expense at San Dimas offset by a $6.7 million tax recovery from the impairments and a $4.7 million tax recovery recorded from the expiry of warrants. During 2015, the Mexican peso devalued approximately 17% relative to the U.S. dollar. As a result, the tax basis for the Company’s assets in Mexico devalued relative to its U.S. dollar functional reporting currency. The lower tax base from a U.S. dollar perspective results in lower deductions for tax purposes in future years if the peso remains devalued. As a result, included in the $ 20.4 million of income tax expense for 2015 is a $25.4 million non-cash deferred tax expense relating to foreign exchange on its deferred income tax liability. During 2014 the devaluation in the peso relative to the U.S. dollar resulted in a $19.8 million non-cash deferred tax expense related to foreign exchange.

Operating Performance

•

Total production of 259,474 gold equivalent ounces in 2015 compared to 225,054 gold equivalent ounces in the same period of 2014. Gold production was 221,060 ounces in 2015 compared to 189,943 ounces in 2014, and silver production was 8.30 million ounces from San Dimas in 2015 compared to 6.15 million ounces in 2014. 2015 production at San Dimas was higher than 2014 as a result of higher throughput related to the ongoing expansion of the mill to 3,000 TPD and increased availability of the high-grade Jessica vein.

•

The Company incurred total cash costs per gold equivalent ounce of $637 for 2015 compared to $687 for 2014. On a by-product basis, total cash costs per gold ounce were $548 for 2015 compared to $579 for 2014. Unit costs were lower in 2015 due to higher production and benefits from the weaker Canadian dollar and Mexican peso relative to the U.S. dollar reporting currency.

•

All-in sustaining costs per ounce were $972 for 2015 compared to $1,222 in 2014. At San Dimas, higher mill throughput rates and increased by-product silver production resulted in lower all- in sustaining costs of $680 per ounce compared to $826 per ounce in 2014. Cost reductions from process optimizations following the Company’s re-capitalization efforts in 2014 through to early- 2015 reduced the all-in sustaining costs at Black Fox to $1,163 per ounce in 2015 compared to $1,428 per ounce in 2014.

OUTLOOK FOR 2016

The Company expects to increase production to between 260,000 and 280,000 gold equivalent ounces in 2016, up to 8% higher than in 2015. This guidance includes gold production of 215,000 to 235,000 ounces and 8.5 to 9.5 million ounces of silver. The expected increase in production is partly due to the completion of the San Dimas mill expansion to 3,000 TPD expected in Q3 2016. However, the Company expects Q1 2016 production to be lower than the quarterly average due to the implementation of improved ground control practices at San Dimas.

At the Black Fox mine, production is expected to increase slightly in 2016 based on a higher proportion of higher grade underground ore. Throughout 2016 and onwards, the Black Fox mill will be maintained at its 2,500 TPD capacity through a combination of high-grade production from the Black Fox underground supplemented by lower-grade stockpiled ore.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company expects to lower its overall spending profile in 2016 by focusing on prudent sustaining capital allocation. Sustaining capital projects have been prioritized given their respective relevance to maintaining consistent production levels and 2016 exploration targets have been identified and prioritized based on potential to influence near-term production. As a result, all-in sustaining costs are expected to decrease by an additional 10% compared to 2015 to between $850 and $900 per gold ounce and total cash costs are expected to be in the range of $570 to $620 per gold equivalent ounce, well below industry averages.

The Company's 2016 production outlook is summarized in the following table, with a comparison to 2015 actual results:

	San Dimas	Black Fox	Estimated 2016	Actual 2015

Attributable gold equivalent production (gold equivalent ounces)	190,000-200,000	70,000-80,000	260,000-280,000	259,474
Gold production (ounces)	145,000-155,000	70,000-80,000	215,000-235,000	221,060
Silver production (million ounces)	8.5-9.5	N/A	8.5-9.5	8.30
Total cash costs (per gold equivalent ounce)	$525-$575	$680-$730	$570-$620	$637
All-in sustaining costs (per gold ounce)	$660-$710	$940-$990	$850-$900	$972
Capital expenditures (millions of U.S. dollars)	$56.4	$23.6	$82.3	93.3

Material assumptions used to forecast total cash costs for 2016 are summarized in the table below:

2016 Metal and Currency Assumptions

Gold (US$/oz)	$1,050.00
Silver Spot (US$/oz)	$14.00
Silver Fixed (US$/oz)	$4.26
C$/US$	$1.35
MXP/US$	$16.00

The Company’s 2016 outlook for revenues and operating expenses are directly correlated to its production and cash cost outlooks with the assumption that production will match sales quantities. Depreciation and depletion should remain consistent to 2015.

The Company will continue to focus on cost reductions at all its sites and at the corporate office. It is expected that general and administrative expenses will decrease again in 2016. Corporate tax rates are expected to remain consistent and at San Dimas the effective tax rate will depend on exchange rates between the Mexican peso and U.S. dollar.

With respect to capital spending, the Company has narrowed its 2016 focus to core capital expenditures related to advancing the existing underground mining operations at San Dimas and Black Fox, and as a result the Company expects capital expenditures in 2016 of $82.3 million, which includes capitalized exploration costs of $18.4 million, a 12% decrease compared to 2015 capital expenditures of $93.3 million including capitalized exploration expenditures of $21.0 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

A comparison of the details of 2016 expected and 2015 actual capital expenditures are shown under “Financial condition review” later in the document.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL INFORMATION
Earnings from mine operations
	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Gold revenue	$247,819	$230,320
Silver revenue	43,485	44,292
Operating expenses	(163,593)	(159,280)
Depreciation and depletion	(77,238)	(62,669)
Earnings from mine operations	$50,473	$52,663

The table below sets out variances in the key drivers of earnings from mine operations for the year ended December 31, 2015 compared with the year ended December 31, 2014:

Year ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2014	$52,663
Differences:
Revenue
Lower realized gold price	(23,409)
Higher ounces of gold sold	40,908
Lower realized silver price	(17,062)
Higher ounces of silver sold	16,255
Higher operating expenses	(4,313)
Higher depreciation and depletion	(14,569)
Earnings from mine operations as reported in 2015	$50,473

Revenue

•

Gold revenue increased $17.5 million in 2015 compared to 2014 primarily as a result of increased ounces sold offset by a lower realized price. Higher volumes sold were due to higher throughput at San Dimas and a full twelve months of production at Black Fox.

•

Silver revenue for 2015 was slightly lower compared to 2014 as a result of lower quantities sold at spot price due to a higher threshold requirement relating to the silver purchase agreement with Silver Wheaton. The spot price of silver was also lower in 2015 than in 2014. For 2015 (for the period from August 6, 2014 to August 5, 2015) and subsequent years, the Company is required to deliver 6.0 million ounces of silver under the silver purchase agreement before it is entitled to sell 50 percent of its silver production for its own account on the spot market. In 2014 (for the period from August 6, 2013 to August 5, 2014) and prior years, the threshold was 3.5 million ounces of silver before it was entitled to sell 50 percent of its excess silver production on the spot market.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Operating expenses

•

Operating expenses increased in 2015 by $4.3 million, resulting mainly from operating costs at the Black Fox mine for the additional two months of Primero operation in 2015 compared to 2014. Operating expenses at San Dimas decreased by $0.8 million in 2015 as compared to 2014.

Depreciation and depletion

•

Depreciation and depletion was $77.2 million in 2015, an increase of $14.6 million from 2014, with Black Fox accounting for $3.5 million of the increase for the period reflecting a full twelve month period of operations. In addition, higher production at San Dimas also resulted in higher depreciation and depletion.

A summary income statement follows:

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014

Earnings from mine operations	$50,473	$52,663
Mining interest impairment charge	(104,000)	(110,000)
Goodwill impairment charge	-	(98,961)
Exploration expenses	(1,690)	(1,816)
General and administrative expenses	(29,890)	(36,806)
Transaction costs and other expenses	(4,416)	(9,203)
Finance expenses	(11,514)	(6,970)
Mark to market gain on convertible debentures	13,500	-
Other income	1,024	4,436
Income tax expense	(20,397)	(17,727)
Net loss	$(106,910)	$(224,384)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Impairment charges

Mining interest

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014

Black Fox Complex	$82,000	$75,000
Cerro del Gallo	22,000	35,000
	$104,000	$110,000

Black Fox 2015 - As a result of the current gold price, and based on the results of a recently completed internal scoping study, the Company has elected to temporarily defer the development of the Grey Fox project. The project does not generate the necessary internal rate of return to justify the required capital expenditure in the current gold price environment. In addition in 2015, the Company continued to develop the Black Fox mine plan in order to focus primarily on higher grade underground ore, which resulted in a decline in expected mineable ounces from the Black Fox mine. In 2015, the Company recorded an $82 million impairment to recognize the deferral of development at Grey Fox and reduced mineable ounces at the Black Fox mine.

Black Fox 2014 -Throughout 2014, production from the Black Fox open-pit had systematically remained below the average Mineral Reserve grade. Further testing had shown a decrease in minable ounces and a depletion of the pit in 2015. This was a substantial decrease from what was expected on acquisition and resulted in a $75.0 million impairment to the Black Fox mining property value in 2014.

Cerro del Gallo - Decisions to delay the construction at Cerro del Gallo because of current economic conditions resulted in an impairment to this development property of $35.0 million in 2014 and a further $22.0 million in 2015.

Goodwill

On the acquisition of Brigus Gold Corp. (‘‘Brigus’’), goodwill of $99.0 million arose on the transaction, most of which is attributed to the additional consideration as a result of the increase in the Company’s share price between announcement and closing of the acquisition. All of this goodwill was assigned to the Black Fox Complex cash generating unit as it was the only business unit acquired pursuant to the acquisition. In 2014, the Company determined that the current valuation could not support the carrying value of the goodwill and accordingly a goodwill impairment charge was recorded for the full carrying value of $99.0 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

General and administrative expenses

General and administrative expenses were $29.9 million in 2015, compared with $36.8 million in 2014. The breakdown of general and administrative expenses is as follows.

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Share-based compensation	$7,144	$9,342
Salaries and wages	12,607	13,168
Rent and office costs	1,232	2,663
Legal, accounting and consulting services	4,366	4,520
Other general expenses	4,541	7,113
Total	$29,890	$36,806

The decrease in general and administrative expenses are attributed primarily to the following factors:

•

Share-based compensation includes amortization on equity-settled plans and marked-to-market adjustments on the value of units in the Company’s cash- settled plans. Less units outstanding under the cash-settled plan resulted in lower share-based compensation expense.

•	Other general expenses in 2014 include $1.8 million accrued for the closure of the Company’s Vancouver office.

Transaction costs and other expenses

Transaction costs of $3.7 million in 2015 were incurred on the issuance of the $75.0 million 5.75% convertible debentures. In 2014, $7.5 million in transaction costs were expensed in relation to the acquisition of Brigus.

Finance expense

Finance expense increased by $4.5 million in 2015 as compared to 2014, primarily due to interest on the 5.75% convertible debentures issued during the first quarter of 2015 and a full twelve months of interest and accretion on the 6.5% convertible debentures.

Mark-to-market gain on convertible debentures

The 5.75% convertible debentures issued in the first quarter of 2015 are accounted for at fair value and are marked-to-market each period based on the trading price of the debentures. The Company recognized a gain of $13.5 million during 2015.

Other income

Other income includes foreign exchange gains and losses, gains on the 6.5% convertible debenture derivative liability and other items. The Company recorded a foreign exchange gain of $0.1 million in 2015 compared to a gain of $2.7 million in 2014. Foreign exchange gains result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated VAT receivable. In both 2015 and 2014, the Mexican peso and Canadian dollar depreciated relative to the U.S. dollar (the Company’s functional currency).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company has a derivative liability relating to the conversion option on the Brigus 6.5% convertible senior unsecured debentures. The conversion option is fair valued each period and as a result of the reduction in the Company’s share price from January 1, 2015 to December 31, 2015, the value of the conversion option derivative liability decreased by $1.5 million (2014 - $2.3 million) therefore creating a gain in the statement of operations and comprehensive income (loss).

Income tax expense

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Current tax expense
Mining royalty at San Dimas	$5,590	$3,002
Other current tax - Mexico	17,775	1,750
	$23,365	$4,752
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$3,932	$4,445
San Dimas change in tax shelter	6,552	17,032
Mining royalty at San Dimas	(1,122)	(595)
Tax recovery on mining interest impairments	(6,661)	(9,001)
Tax recovery on expiry of warrants	(4,736)	-
Other deferred tax	(933)	1,094
	$(2,968)	$12,975
Total	$20,397	$17,727

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In 2015 this increased deferred tax expense by $25.4 million (2014-$19.8 million). The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the US dollar can result in significant adjustment to deferred tax expense.

In 2014, the Company’s Mexican operations consumed the remaining tax loss carryforwards resulting in current tax expense of $17.8 million in 2015 (2014-$1.7 million). In addition, San Dimas current income taxes are increased because of lower tax depreciation than accounting depreciation. See Note 12 to the December 31, 2015 consolidated financial statements for a full reconciliation of annual income taxes at the statutory rate to the income tax recovery or expense in the statement of operations and comprehensive income (loss).

The Company’s Canadian operations which include the Black Fox Complex and the corporate office, is not currently taxable and has $172 million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 1, 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base. The royalty base being taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $28.7 million as at December 31, 2015 in respect of this royalty (2014-$32.6 million). This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated. In 2015, the liability was reduced by $3.9 million (2014-$3.3 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

REVIEW OF OPERATIONS

San Dimas Mine

	Year ended
	December 31		Three months ended
	2015	2014	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14

Key Performance Data
Tonnes of ore mined	988,168	897,445	228,539	232,014	263,868	263,747	253,531
Tonnes of ore milled	993,093	898,915	250,796	228,392	256,235	257,670	261,859
Tonnes of ore milled per day	2,721	2,463	2,726	2,483	2,816	2,863	2,846
Average mill head grade (grams/tonne)
Gold	4.90	4.63	5.23	4.75	4.60	5.01	4.49
Silver	274	232	300	272	275	250	224
Average gold recovery rate (%)
Gold	97%	94%	98%	96%	96%	96%	95%
Silver	95%	92%	96%	95%	95%	93%	92%
Produced
Gold equivalent (ounces)	189,769	161,170	50,370	49,566	44,128	46,569	41,875
Gold (ounces)	151,355	126,059	41,371	33,623	36,500	39,861	35,806
Silver (million ounces)	8.30	6.15	2.32	1.90	2.15	1.93	1.74
Sold
Gold equivalent (ounces)	185,463	157,063	48,466	53,475	38,747	45,256	39,178
Gold (ounces)	147,706	122,282	40,320	34,471	34,273	38,642	33,767
Silver at fixed price (million ounces)	7.27	4.70	2.10	2.01	1.26	1.90	1.56
Silver at spot (million ounces)	0.85	1.24	-	0.85	-	-	-
Average realized price (per ounce)
Gold	$1,150	$1,265	$1,092	$1,115	$1,187	$1,207	$1,207
Silver[1]	$5.34	$7.46	$4.24	$7.42	$4.20	$4.20	$4.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$559	$628	$535	$507	$608	$582	$654
By product basis	$409	$448	$414	$219	$487	$479	$576
All in sustaining costs (per ounce)[3]	$680	$826	$753	$454	$822	$659	$897
Revenue ($000's)	$213,191	$198,864	$52,960	$59,660	$45,979	$54,640	$47,289
Earnings from mine operations ($000's)	$53,717	$49,195	$11,408	$18,179	$9,515	$14,615	$6,478

1	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).
2	See “NON- GAAP measurements.“
3	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON - GAAP measurements “.

The San Dimas mine produced 151,355 ounces of gold and 8.30 million ounces of silver in 2015, 20% and 35% higher for gold and silver respectively, in comparison to 2014. The increase in production was due to a number of factors including:

•

higher mill throughput with the completion in Q1 2014 of the mill expansion to 2,500 TPD and continued improvements through 2015 with the ongoing expansion to 3,000 TPD. For 2015, average throughput was 2,721 TPD; 10% better than 2014.

•

increased recoveries for gold and silver following the commissioning of two leach tanks and a thickener during the second half of 2014, and implementation of a tailings wash system in the filtration plant in Q1 2015;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	higher gold and silver grades obtained, a result of the areas being mined;

•	an increase in long-hole mining allowing the mine to operate more efficiently during 2015;

•	other operational improvements in crushing and the mill.

The Company sold 0.85 million ounces of silver for its own account at spot prices in 2015 after meeting the annual threshold delivery to Silver Wheaton Caymans in accordance with the silver purchase agreement. In comparison, the Company sold 1.24 million ounces of silver at spot prices in 2014. The threshold limit under the silver purchase agreement for the 2015 contract year (August 6 of a year to August 5 of the following year) increased to 6.0 million ounces of silver from 3.5 million ounces in the 2014 contract year. As of December 31, 2015 the Company has delivered 2.85 million ounces of silver towards this annual threshold, after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices.

Total cash costs on a gold equivalent and by-product basis in 2015 were $559 and $409 per ounce, respectively, compared with $628 and $448 per ounce, respectively, in 2014. Unit costs were mostly lower in 2015 due to higher gold and silver production.

Operating costs were consistent between 2015 and 2014. Certain costs increased through 2015 because of higher throughput and higher costs related to security, but certain other input costs decreased. 2015 showed cost benefits with reduced power and diesel costs as the mine was able to access more power from its wholly owned hydroelectric generation facility (Las Truchas). The start-up of the Las Truchas second turbine in Q3 2014 and high rainfalls increased capacity from the dam. Certain input costs, such as cyanide, were also lower in 2015 and overall labour costs were lower. Despite labour rates increasing subsequent to the finalization of the union agreement, reduced headcount and a weaker Mexican peso positively impacted U.S. dollar reporting costs.

All-in sustaining costs per gold ounce were $680 in 2015 compared with $826 in 2014; the decrease was largely due to the mine spending $8.0 million less on equipment replacements in 2015.

In connection with the project to expand the mine production from 2,500 TPD to 3,000 TPD in 2016, the Company successfully connected the tunnel between the Sinaloa-Graben and Central mining blocks, enabling one-way traffic flow within the mine and reducing average haulage distances by approximately 3 kilometres. This provides a critical de-bottlenecking in the flow of machinery through the San Dimas mine.

At the San Dimas mill, the Company has received delivery of the new secondary crusher and the deaerator tower and has completed the foundations of the new tailings filter installations. The new deaerator tower will start-up by the end of February 2016 and the completion of the modifications to the secondary crushing plant is expected by the end of May 2016. The fabrication of the tailings filter and thickener has been affected by the severe flooding in southern India which has shifted the delivery of this equipment from India to early Q2 2016 with start-up expected in Q3 2016.

Production in 2016 is expected to increase modestly over 2015, benefiting from higher mill throughput rates following the completion of the 3,000 TPD mill expansion expected to be completed in Q3 2016. Gold head grades in 2016 are expected to be in line with grades achieved in 2015, with some improvement expected through the year as the mine works to decrease dilution as a critical part of achieving improved process efficiencies. Silver by-product production and the corresponding byproduct credits are expected to be higher in 2016 as a greater proportion of mine production is sourced from the high-grade Jessica vein.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company continues to advance initiatives at San Dimas aimed at increasing long-term operational efficiencies and profit margin. These include achievement of commercial haulage rates through the Sinaloa Graben-Central Block haulage loop in Q1 2016 and implementation of improved mining techniques with an emphasis on safety. San Dimas is also focused on increasing long-hole mining to 45% contribution using high production 2 x 12 hour shifts and developing areas outside the original San Dimas concessions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Black Fox Mine

	Year ended
	December 31		Three months ended
	2015	2014[1]	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Key Performance Data
Open pit mining
Tonnes of ore mined	849,668	764,234	-	201,484	372,319	275,865	228,798
Strip ratio	4.71	7.55	-	4.40	4.02	5.87	10.00
Average gold grade (grams/tonne)	2.09	2.13	-	2.01	2.02	1.99	1.91
Underground mining
Tonnes of ore mined	140,836	122,434	57,041	36,005	36,265	11,525	51,719
Average gold grade (grams/tonne)	4.81	4.15	5.80	3.99	4.00	4.84	5.92
Tonnes increase (decrease) in stockpile	114,671	192,578	(172,188)	3,979	186,409	96,471	59,454
Tonnes processed
Tonnes of ore milled	875,833	694,090	229,229	233,510	222,175	190,919	221,063
Tonnes of ore milled per day	2,400	2,306	2,492	2,538	2,441	2,121	2,402
Average mill head grade (grams/tonne)	2.60	3.00	2.51	2.66	2.65	2.49	3.00
Average gold recovery rate (%)	96%	95%	96%	96%	97%	95%	96%
Produced
Gold (ounces)	69,705	63,884	17,785	19,054	18,362	14,504	20,334
Sold
Gold at spot price (ounces)	64,597	58,651	16,434	16,302	17,324	14,537	19,491
Gold at fixed price (ounces)	5,891	4,353	1,015	1,640	1,378	1,858	1,148
Average realized gold price (per ounce)[2]	$1,108	$1,202	$1,059	$1,089	$1,143	$1,137	$1,157
Total cash costs (per gold ounce)[4]	$850	$837	$834	$780	$762	$1,077	$799
All-in sustaining costs (per ounce)[3]	$1,163	$1,428	$1,104	$1,000	$1,071	$1,552	$1,374
Revenue ($000's)	$78,112	$75,748	$18,444	$19,559	$21,392	$18,670	$23,882
Earnings (loss) from mine operations (000's)	$(3,011)	$3,468	$(1,075)	$(354)	$1,563	$(3,145)	$12,060

1	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2014).
2	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
3	See “NON- GAAP measurements “
4	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON - GAAP measurements “.

The Company acquired the Black Fox Complex in March 2014. During the second half of 2014 and continuing through 2015, an optimization plan was outlined for Black Fox that included increasing investment in exploration, development and underground mining equipment. The objective was to increase throughput from the higher grade underground mine to ultimately replace tonnage from the lower grade open-pit.

The Black Fox mine produced 69,705 ounces of gold in 2015 compared to 63,884 ounces (attributable to Primero) in 2014. Most of the production came from the open pit in 2015 and 2014. Gold production in 2015 was 9% higher than 2014 due to higher production coming from the open pit and because the Company owned the mine for the full 12 months of 2015 compared to 10 months in 2014. The open pit was fully depleted, as planned, by the end of September 2015 and in the fourth quarter the low grade stockpile was drawn on to maintain mill throughput capacity with feed from the underground mine.

During the first half of 2015 the Company increased its inventory of stopes for production scheduled in the second half of 2015. In the fourth quarter of 2015, Black Fox mined the underground at an average rate of 620 TPD. During this period, the Company implemented management changes and commenced mining equipment utilization and availability studies using six sigma techniques to identify mining improvement opportunities. It is expected that the mine’s best productivity will come from the wider and more continuous Deep Central Zone that is expected to be mined starting in Q2 2016. The Deep Central Zone has wider intercepts as opposed to the remnant areas above the 500 metre level that were in place at the time of acquisition and have been the source of underground mining since the acquisition.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The development of the ramp to the 640 metre level in order to commence mining from the Deep Central Zone between the 600 and 800 metre levels in 2016 is progressing on schedule. By the end of 2015 the ramp had reached the 620 metre level.

Total cash cost per gold ounce were higher in 2015 at $850 compared to $837 per ounce in 2014 as the mine transitioned from a predominantly open pit mine in 2014 to underground in 2015. The weaker Canadian dollar relative to the U.S. dollar impacted costs positively at Black Fox during the year as well as lower costs in the mine with improvements in the underground mining method.

All-in sustaining costs are lower period over period due to substantially less development capital spent and less equipment replacements in 2015 compared to 2014.

For the year ended December 31, 2015, 114,671 tonnes mined from the open pit but not milled were added to the low grade stockpile. The current 1.1 million tonne stockpile is projected to be depleted during Q3 2017 at currently estimated underground production rates.

In 2015, Black Fox sold 5,891 ounces of gold under a gold purchase agreement with Sandstorm Gold Inc. (“Sandstorm”) at an average price of $516 per ounce, and 64,597 ounces of gold were sold at an average market price of $1,156 per ounce, resulting in an overall average price for all gold sales from the Black Fox mine of $1,108 per ounce.

Primero remains committed to the Black Fox Complex and aims to achieve profits from the mine in 2016 at current gold prices. This commitment includes continued investment in the mine to develop areas in the Deep Central Zone. The contribution of ore from the Deep Central Zone increases throughput in 2016 and a mining rate of approximately 850 TPD is expected in Q4 2016. Exploration is focused west of the Deep Central Zone, at depth and locally within the concession at significantly reduced levels relative to 2014 and 2015. The goal of the 2016 exploration program at Black Fox is 100% replacement of expected mining depletion.

Results of drilling from the Froome zone, located close to the Black Fox open-pit and from the adjacent Grey Fox development project were promising, prompting the Company to focus its exploration efforts in 2016 to delineating the Froome deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017.

The Company raised $4.3 million in December 2015 in flow-through financing in order to carry out its exploration programs at the Froome Zone.

The Company believes that at a gold price of $1,050 per ounce the mine is operating at a cash-flow neutral state and should the gold price decline below the $1,050 level for an extended period, the Company will assess all options regarding the future of the site.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

FINANCIAL CONDITION REVIEW

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns;
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

Key financial ratios the Company uses to monitor this are shown together with the net asset table below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	December 31, 2015	December 31, 2014

Cash and cash equivalents	$45,601	$27,389
Other current assets	72,970	60,330
Non-current assets	806,397	915,101
Total assets	$924,968	$1,002,820

Current liabilities (excluding short-term debt)	$61,248	$59,006
Non-current liabilities (excluding long-term debt)	99,700	100,442
Short-term debt	52,417	5,616
Long-term debt	62,727	89,771
Total liabilities	$276,092	$254,835

Total shareholders' equity	$648,876	$747,985
Total equity	$648,876	$747,985

Total common shares outstanding [1]	164,185,807	161,555,875
Total options outstanding [2]	4,246,198	9,254,224
Total warrants outstanding [3]	-	20,800,000

Key financial ratios
Current ratio	1.04	1.36
Total liabilities-to-equity	0.43	0.34
Debt-to-total capitalization	0.15	0.11

1

The Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. These warrants expired unexercised on July 21, 2015.

2	Current ratio is calculated as (cash and cash equivalents + other current assets) ÷ (current liabilities + short-term debt).
3	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity).

The Company’s net assets (equity) as at December 31, 2015 were $648.9 million compared to $748.0 million as at December 31, 2014. The decrease was due to mining interest impairment charges in 2015, which also caused an increase in the total liabilities-to-equity ratio and debt-to-total capitalization ratio. The current ratio has decreased from December 31, 2014 because the 6.5% convertible debentures are due in the short-term (March 31, 2016).

The Company’s objective is to manage financial risk by maintaining a conservative balance sheet. Liquidity at December 31, 2015 included cash and cash equivalents of $45.6 million and an undrawn amount on its revolving line of credit of $75.0 million. In addition, the Company expects to be able to meet all of its commitments including repayment of its 6.5% convertible debentures, and fulfill its exploration and capital program for 2016 and later years from its operating cash flows, cash balances and the revolving line of credit, even at gold prices of $1,000 per ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving line of credit to satisfy this obligation.

Sources and Uses of Cash

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Cash flow:
Provided by operating activities before working capital changes	$83,166	$73,658
Changes in non-cash working capital	(1,537)	(29,446)
Provided by operating activities	81,629	44,212
Used in investing activities	(99,611)	(119,981)
Provided by (used in) financing activities and other	36,194	(7,553)
Increase (decrease) in cash	$18,212	$(83,322)

Operating activities

Operating cash flows before working capital changes were higher in 2015 due to higher sales and lower share-based compensation payments. In addition, because tax losses at PEM were fully utilized in 2014, PEM started paying tax instalments in 2015. Cash outflows from working capital were higher in 2014 because of the rising value added tax (VAT) balance at the Company’s Mexican operations in 2014. In 2015, VAT owing from the tax authorities was used to reduce corporate income taxes payable so the VAT balance only increased marginally in 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Investing activities

Cash used in investing activities related mostly to capital expenditures as shown in the table below. In addition, the Company used $7.8 million for the Brigus acquisition in 2014.

	Year ended December 31		Estimated
(in millions of U.S. dollars)	2015	2014	2016
Capital Expenditures
San Dimas Underground Development	$16.7	$20.0	$24.5
San Dimas Sustaining Capital	16.9	14.4	10.8
San Dimas Projects	12.4	11.8	12.0
San Dimas Sub Total	$46.0	$46.2	$47.3
Black Fox Underground Development	$10.9	$7.8	$9.3
Black Fox Open Pit Capitalized	-	7.9	-
Development & Stripping
Black Fox Sustaining Capital	5.3	4.5	4.2
Black Fox Projects	2.9	6.5	1.2
Grey Fox Development Studies	-	0.2	-
Black Fox Complex Sub Total	$19.1	$26.9	$14.7
Cerro del Gallo Development	2.9	7.4	1.9
Total Capital Expenditures	$68.0	$80.5	$63.9

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$4.9	$5.8	$4.3
San Dimas Drifting	2.6	4.2	4.4
San Dimas Regional Diamond Drilling	3.0	2.7	0.4
San Dimas Sub Total	$10.5	$12.7	$9.1
Black Fox Diamond Drilling	5.8	9.6	4.4
Grey Fox & Regional Exploration	9.0	8.7	4.5
Black Fox Complex SubTotal	$14.8	$18.3	$8.9
Cerro del Gallo Geology Mapping	-	1.5	0.4
Total Capitalized Exploration Expenditures	$25.3	$32.5	$18.4
TOTAL CAPITAL EXPENDITURES	$93.3	$113.0	$82.3
Total capital expenditures differ from cash used in investing activities on the consolidated statements of cash flows due to timing of cash payments.

San Dimas underground development and sustaining capital remain at similar levels to 2014, while Black Fox underground development has increased - consistent with the strategic plan to increase underground stope inventory.

Capital projects at San Dimas in 2015 are mainly related to the $8 million expansion of the mill to 3,000 TPD, which compares to $5 million in 2014 for the mill upgrade to 2,500 TPD and $4 million for the second turbine at the Truchas power facility. Capital projects at Black Fox are related to the finalization of optimization programs initiated in 2014 at both the mill and the mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The 2015 exploration program at Black Fox included the delineation of Deep Central Zone mineralization down to approximately 800 metres below surface and the discovery of the highly prospective Froome zone. Approximately $3 million was spent in 2015 on the ramp to access this zone.

Expenditures at the Cerro del Gallo project were minimized in 2015 to complete outstanding land purchases, complete geology and geochemistry mapping for all exploration targets on the property and continue stakeholder outreach programs.

In 2016 the Company has prioritized its expenditures and plans to reduce exploration across its assets. In line with the Company's focus on maximizing cash flow, its total capital expenditures for 2016 are expected to decline to approximately $63.9 million, excluding capitalized exploration costs.

Capital projects at San Dimas are principally related to the completion of the 3,000 TPD mill expansion, which is expected to increase the mine’s annual production capacity to approximately 215,000 gold equivalent ounces beginning in Q3 2016.

Capital expenditures at Black Fox are principally related to the development of drifts and necessary infrastructure to ramp-up mining rates from the Deep Central Zone.

The Company continues to invest in exploration at both of its mining operations, and has identified and prioritized 2016 exploration targets based on potential to influence near-term production in areas near existing infrastructure. In 2016, the Company is planning total capitalized exploration expenditures of $18.4 million.

Similar to previous years, the 2016 exploration program at San Dimas will target high grade mineralization located close to existing infrastructure and drifting south with a goal to replace expected 2016 mining depletion. In addition, the Company expects to spend $4.0 million in expensed exploration at Ventanas for new target identification and approximately 24,000 metres of diamond drilling.

Exploration at Black Fox in 2016 will continue to be focused on exploring Black Fox west of the Deep Central Zone and at depth. The adjacent Froome zone is also a key focus with a delineation program planned, given the promising preliminary results obtained, its location approximately 1 kilometre west of the Black Fox mine and potential to access the zone via underground drifting. Surface activities will seek to explore other Froome-style deposits on concessions within the Black Fox Complex.

Financing activities

During 2015, the Company received $75.0 million in gross proceeds from the issuance of the 5.75% convertible debentures, $9.8 million from the release of restricted cash, $0.8 million from stock options exercised, and $4.3 million from a flow-through financing. A total of $3.7 million in transaction costs were paid associated with the closing of the debentures. The Company also repaid $40 million of debt, associated with the outstanding balance of its revolving line of credit leaving the full $75 million undrawn and available for corporate purposes in the future.

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving line of credit to satisfy this obligation.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

In 2014, the Company drew down $37.5 million from its revolving line of credit and together with cash on hand repaid $58.9 million of debt including $1.9 million of the 6.5% convertible debentures, a $27.2 million promissory note owing to Goldcorp Inc. and $6.6 million in finance leases. The Company received $14.6 million (net of transaction costs) from the proceeds of two flow-through financings and $9.9 million from the exercise of stock options and warrants.

Debt

	As at	As at
(in thousands of U.S. dollars)	December 31, 2015	December 31, 2014

Current debt
6.5% convertible debentures	$47,751	$-
Finance lease liabilities	4,666	5,616
Total current debt	$52,417	$5,616
Long-term debt
6.5% convertible debentures	$-	$46,315
5.75% convertible debentures	61,500	-
Finance lease liabilities	1,227	5,629
Revolving line of credit	-	37,827
Total long-term debt	$62,727	$89,771
Total debt	$115,144	$95,387

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn $75 million revolving line of credit. The revolving line of credit is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

Pursuant to the terms of the revolving line of credit, the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $584 million plus 50% of positive net income earned after March 31, 2014.
•

Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA as calculated per the revolving line of credit) of less than 3.50:1.

•

Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the revolving line of credit divided by rolling 4 quarter EBITDA as calculated per the revolving line of credit) less than 2.00:1.

•	Interest coverage ratio (being EBITDA, as calculated per the revolving line of credit divided by interest expense) greater than 4.50:1.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The tangible net worth covenant was renegotiated with the lenders in December 2015 and as a result the threshold was reduced to $584 million from $684 million previously. As at December 31, 2015, the Company was compliant with these covenants.

Shareholders’ Equity

Shares Issued

During the year ended December 31, 2015, the Company issued 300,000 common shares upon the exercise of stock options; 963,164 common shares for the settlement of vested PSUs under the 2013 PSU Plan; and 1,366,768 common shares pursuant to a flow-through agreement.

Outstanding Share Data

As at December 31, 2015, the Company had 164,185,807 common shares outstanding (161,555,875 as at December 31, 2014). As at the date of this MD&A, the Company had 164,185,807 common shares outstanding.

Options

As at December 31, 2015, the Company had 4,246,198 options outstanding with a weighted average exercise price of C$5.70; of these 2,397,520 were exercisable at a weighted average exercise price of C$6.40. As at the date of this MD&A, the total number of options outstanding was 4,246,198, of which 2,845,269 are exercisable.

Common Share Purchase Warrants

The Company had 20.8 million warrants outstanding as at December 31, 2014 which expired unexercised on July 21, 2015. A $4.7 million deferred income tax recovery was recorded as a result.

PSUs Exercisable Into Common Shares

As at December 31, 2015 and the date of this MD&A, the Company had 211,371 Directors PSUs outstanding, which vest and expire between December 1, 2016, and December 31, 2017. A director holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at December 31, 2015 and the date of this MD&A, the Company had 2,088,902 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between February 18, 2016, and December 31, 2017. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Deferred Share Units

As at December 31, 2015 and the date of this MD&A, the Company had 315,790 deferred share units outstanding under the deferred share unit plan which vest between May 25, 2015 and May 25, 2020. A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion. The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

Contractual commitments

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments as at December 31, 2015:

	As at				As at
	December 31, 2015				Dec. 31, 2014
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$44,307	$-	$-	$44,307	$44,178
Share based payments	661	-	-	661	4,414
6.5% Convertible debentures and interest	49,680	-	-	49,680	52,812
5.75% Convertible debentures and interest	4,324	88,635	-	92,959	-
Revolving line of credit and interest	-	-	-	-	42,689
Finance lease payments	4,666	1,227	-	5,893	11,245
Minimum rental and operating lease payments	1,158	2,472	-	3,630	7,939
Reclamation and closure cost obligations	3,580	15,390	9,325	28,295	57,194
Commitment to purchase plant and equipment	5,689	-	-	5,689	886
Total	$114,065	$107,724	$9,325	$231,114	$221,357

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and its $75 million revolving line of credit which is undrawn and available at December 31, 2015. The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Other Liquidity Considerations

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. (“Silver Wheaton”) and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company has decided to defer a construction decision for Cerro del Gallo due to current economic conditions. The timing of construction will depend on market conditions and project returns. The estimated capital cost for phase 1 of this project is over $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo is expected to produce approximately 95,000 gold equivalent ounces on an annual basis.

APA Ruling

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authorities which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014. In 2015, the Company continued to record its revenue from sales of silver under the Amended and Restated Silver Purchase Agreement in a manner consistent with prior years, the APA Ruling and applicable Mexican laws.

In February 2016, PEM received a legal claim from the Mexican tax authorities seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company believes the claim is without merit and intends to vigorously defend the validity of its APA. The Company, and its Mexican legal and financial advisors, continue to believe that PEM has filed its tax returns and paid all applicable taxes in compliance with Mexican tax laws and has taken the position that Mexican tax laws relative to the APA ruling have not changed and the Company has not changed the structure of the silver purchase agreement. The ability of the Company to continue to pay taxes in Mexico based on realized prices of silver should continue for the life of the San Dimas mine. The Company continues to evaluate alternatives to achieve long-term tax certainty. To the extent the Mexican tax authorities determine that the appropriate price of silver sales under the Amended and Restated Silver Purchase Agreement is different than the realized price, it could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment with sufficient capability to manage unforeseen operational or industry developments;
•	ensure the Company has the capital and capacity to support its long-term growth strategy;
•	ensure the Company complies with its debt covenants; and
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	2015	2014
Cash and cash equivalents	$45,601	$27,389
Undrawn revolving line of credit	75,000	35,000
Current portion of long-term debt	52,417	5,616
Long-term debt	62,727	89,771
Shareholders' equity	648,876	747,985

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

FOURTH QUARTER RESULTS

Selected Quarterly Information

Three months ended	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14

Key Performance Data
Tonnes of ore milled	480,025	461,902	478,410	448,589	482,922
Produced
Gold equivalent (ounces)[1]	68,155	68,620	62,490	61,073	62,209
Gold (ounces)	59,156	52,677	54,862	54,365	56,140
Silver (million ounces)	2.32	1.90	2.15	1.93	1.74
Sold
Gold equivalent (ounces)[1]	65,915	71,417	57,449	61,651	59,817
Gold (ounces)	57,770	52,413	52,975	55,037	54,406
Silver (million ounces)	2.10	2.86	1.26	1.90	1.56
Average realized prices
Gold ($/ounce)[2]	$1,081	$1,106	$1,171	$1,186	$1,188
Silver($/ounce)[2]	$4.24	$7.42	$4.20	$4.20	$4.20
Total cash costs (per gold ounce)[1]
Gold equivalent basis	$613	$577	$654	$699	$701
By-product basis	$540	$415	$579	$639	$657
All-in sustaining costs (per gold ounce)[1]	$1,009	$775	$1,036	$1,044	$1,196

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$71,404	$79,219	$67,371	$73,310	$71,171
Earnings from mine operations[3]	10,100	17,825	11,078	11,470	5,334
Net income (loss)[3]	(98,347)	(5,403)	(6,744)	3,584	(121,766)
Adjusted Net Income (loss)[1,3]	(38)	4,309	1,146	1,139	(5,054)
Basic income (loss) per share	(0.60)	(0.03)	(0.04)	0.02	(0.76)
Diluted income (loss) per share	(0.60)	(0.03)	(0.04)	0.02	(0.76)
Adjusted net income (loss) per share	(0.00)	0.03	0.01	0.01	(0.03)
Operating cash flows before working capital changes[1]	20,682	20,106	22,556	18,777	18,209
Operating cash flows before working capital changes per share[1]	0.13	0.12	0.14	0.12	0.11
Weighted average shares outstanding (basic)(000’s)	162,751	162,473	162,343	161,783	160,133
Weighted average shares outstanding(diluted) (000’s)	162,751	162,473	162,343	161,783	160,133

As at	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Assets
Mining interests	$790,118	$881,742	$882,248	$881,408	$881,480
Total assets	$924,968	$1,011,083	$1,019,657	$1,026,559	$1,002,820
Liabilities
Long-term liabilities	$162,427	$170,080	$171,990	$169,080	$190,213
Total liabilities	$276,092	$265,688	$270,343	$272,329	$254,835
Equity	$648,876	$745,395	$749,314	$754,230	$747,985

1	See “NON-GAAP measurements“
2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

3

Adjustment to Q4 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted in Q4 2014 relating to the period March 5, 2014 to September 30, 2014. Consequently, earnings from mine operations in Q4 2014 decreased by $13.2 million, and net income and adjusted income decreased by $11.8 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Q4 Highlights

•

Total production of 68,155 gold equivalent ounces in Q4 2015 compared to 62,209 gold equivalent ounces in the same period of 2014. Gold production was 59,156 ounces in Q4 2015 compared to 56,140 ounces in Q4 2014, and silver production was 2.32 million ounces from San Dimas in Q4 2015 compared to 1.74 million ounces in Q4 2014. Improved metals production was due to higher grades and metals recovery at San Dimas.

•

The Company incurred total cash costs per gold equivalent ounce of $613 in Q4 2015 compared to $701 in Q4 2014 and on a by-product basis, total cash costs per gold ounce were $540 in Q4 2015 compared to $657 in Q4 2014. The lower unit costs were mainly due to higher production at San Dimas.

•

San Dimas incurred total cash costs per gold equivalent ounce of $ 535 in Q4 2015 compared to $654 in Q4 2014 and on a by-product basis, total cash costs per gold ounce were $414 in Q4 2015 compared to $576 in Q4 2014. Gold equivalent production at San Dimas increased to 50,370 ounces in Q4 2015 from 41,875 ounces in Q4 2014.

•

Black Fox cash costs increased to $834 per ounce in Q4 2015 compared to $799 per ounce in Q4 2014 as a result of lower production because the open pit was depleted in September 2015. Approximately 11,000 ounces were produced from the open pit in Q4 2014 compared to 7,500 ounces produced from the drawdown of the stockpile in Q4, 2015.

•	Consolidated all-in sustaining costs per ounce were $1,009 in Q4 2015 compared to $1,196 in Q4 2014 mainly due to the decreased cash costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Review of Fourth Quarter Consolidated Financial Information
Earnings from mine operations
	Three months ended
	December 31
(in thousands of U.S. dollars)	2015	2014[1]
Gold revenue	$62,511	$64,640
Silver revenue	8,893	6,531
Operating expenses	(42,555)	(46,709)
Depreciation and depletion	(18,749)	(19,128)
Earnings from mine operations	$10,100	$5,334

1

Adjustment to Q4 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted in Q4 2014 relating to the period March 5, 2014 to September 30, 2014. Consequently, earnings from mine operations in Q4 2014 decreased by $13.2 million.

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended December 31, 2015 compared with three months ended December 31, 2014:

Three months ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2014	$5,334
Differences:
Revenue
Lower realized gold price	(6,143)
Higher ounces of gold sold	3,997
Higher realized silver price	116
Higher ounces of silver sold	2,261
Lower operating expenses	4,154
Lower depreciation and depletion	381
Earnings from mine operations as reported in 2015	$10,100

•	Gold revenue increased in Q4 2015 compared to Q4 2014 because of a 6% increase in gold ounces sold, tempered by a lower realized sales price.

•	For Q4 2015 San Dimas sold 2.32 million ounces of silver under the silver purchase agreement, 35% higher than Q4 2014 primarily because of higher silver grades.

•

Operating expenses were $42.6 million in Q4 2015, $4.2 million lower than Q4 2014 mostly because Black Fox operating expenses decreased as a result of a weaker Canadian dollar and lower labour costs following the depletion of the open pit in September 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

A summary income statement for the fourth quarter follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2015	2014

Earnings from mine operations	$10,100	$5,334
Mining interest impairment charge	(104,000)	(110,000)
Exploration expenses	(599)	(577)
General and administrative expenses	(8,479)	(7,107)
Transaction costs and other expenses	(510)	(319)
Finance expenses	(3,654)	(2,352)
Other income	3,283	2,569
Income tax (expense) recovery	5,512	(9,314)
Net loss	$(98,347)	$(121,766)

•	Mining interest impairment charge is as described in Review of Annual Consolidated Financial Information

•	General and administrative expenses were $8.5 million in Q4 2015, compared with $7.1 million in Q4 2014 due mainly to higher share-based compensation expense.

The breakdown of general and administrative expenses is as follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2015	2014
Share-based compensation	$2,045	$(294)
Salaries and wages	4,576	4,595
Rent and office costs	95	367
Legal, accounting and consulting services	526	1,595
Other general expenses	1,237	844
Total	$8,479	$7,107

Share-based compensation include amortization on equity settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. The increase during Q4 2015 primarily represents the accretion on the equity-settled plans which increased as a result of additional grants during 2015. Q4 2014 reflects the decline in the Company’s share price during the fourth quarter and the resulting effect on the marked-to-market cash-settled plans.

•

Finance expense increased by $1.3 million in Q4 2015 as compared to Q4 2014, primarily due to accrued interest on the 5.75% convertible debentures issued during the first quarter of 2015. In addition, the amortization of the revolving line of credit transactions costs and higher accretion on the Company’s decommissioning liabilities contributed to the increase in finance expenses during the quarter.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•

The 5.75% convertible debentures issued in the first quarter of 2015 are accounted for at fair value and are marked-to-market each period based on the trading price of the debentures. For Q4 2015, a net gain of $nil million was recorded.

•

Included in other income are foreign exchange gains. The Company recorded a foreign exchange gain of $3.4 million in Q4 2015 compared to a gain of $2.7 million in Q4 2014. The gain resulted primarily from the translation of the Mexican peso denominated asset retirement obligation coupled with gain on translation of the Canadian dollar- denominated net monetary liabilities, as the Canadian dollar depreciated during the period relative to the U.S. dollar.

•	The Company’s income tax expense is detailed as follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2015	2014
Current tax expense
Mining royalty at San Dimas	$1,778	$200
Other current tax	6,255	1,446
	$8,033	$1,646
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$897	$1,071
San Dimas change in tax shelter	(4,636)	14,801
Mining royalty at San Dimas	(378)	(189)
Tax recovery on mining interest impairments	(6,661)	(9,001)
Other deferred tax	(2,767)	986
	$(13,545)	$7,668
Total	$(5,512)	$9,314

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statement. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In Q5 2015 this increased tax expense by $1.8 million (2014-$15.8 million). The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the US dollar can result in significant adjustment to deferred tax expense.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Fourth Quarter Cash Flow Analysis

	Three months ended
	December 31
(in thousands of U.S. dollars)	2015	2014
Cash flow:
Provided by operating activities before working capital changes	$20,682	$18,208
Changes in non-cash working capital	17,429	5,382
Provided by operating activities	38,111	23,590
Used in investing activities	(39,257)	(30,604)
Provided by financing activities and other	3,643	12,347
Increase in cash	$2,497	$5,333

Operating activities

Primero generated slightly higher cash flows from operating activities before working capital changes in 2015 compared to 2014 due to lower operating costs and lower share-based compensation payments, offset somewhat by higher tax payments made at San Dimas. Changes in non-cash working capital were a cash inflow of $17.4 million in Q4 2015 compared with an inflow of $5.4 million in Q4 2014. In Q4 2015 stockpile inventories at Black Fox decreased by approximately $1.3 million and VAT receivables have been used to offset corporate income taxes payable at San Dimas. In addition, comparing quarter over quarter, accounts payable increased more significantly in Q4 2015 compared to Q4 2014.

Investing activities

Cash used in investing activities in the fourth quarter of both years related mainly to mine development and capitalized exploration activities. In Q4 2015, at San Dimas, capital expenditures include $8 million spent on the mill expansion and $4 million on surface equipment. At Black Fox, capital expenditures during the quarter include $4 million spent on underground and ramp development and $3 million on exploration and delineation. In Q4 2014, capital expenditures totaled $30.7 million with Black Fox accounting for $14.5 million.

Financing activities

During Q4 2015, the Company received $4.3 million in proceeds from the issuance of flow-through shares. During Q4 2014, a total of $14.4 million were received from financing activities consisting of $6.9 million from the issuance of flow-through shares and $9.7 million from a draw-down on the revolving line of credit.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Selected Consolidated Quarterly Financial Data

The following table provides summary unaudited financial data for the last eight quarters:

	2015				2014
(in thousands of U.S. dollars except for per share amounts)	Q4	Q3	Q2	Q1	Q4[1]	Q3[1]	Q2[1]	Q1[1]

Financial Data
Revenue	$71,404	$79,219	$67,371	$73,310	$71,171	$75,503	$79,669	$48,269
Total cost of sales	(61,304)	(61,394)	(56,293)	(61,840)	(65,837)	(62,300)	(55,025)	(38,788)
Earnings from mine operations	$10,100	$17,825	$11,078	$11,470	$5,334	$13,203	$24,644	$9,481

Impairment charges	(104,000)	-	-	-	(110,000)	(98,961)	-	-
Exploration expenses	(599)	(231)	(739)	(121)	(577)	(1,205)	-	(17)
General and administrative expenses	(8,479)	(6,247)	(7,151)	(8,013)	(7,107)	(5,854)	(10,524)	(13,335)
Earnings (loss) from operations	$(102,978)	$11,347	$3,188	$3,336	$(112,350)	$(92,817)	$14,120	$(3,871)

Transaction costs and other expenses	(510)	-	-	(3,906)	(319)	(1,120)	(498)	(7,267)
Finance expense	(3,654)	(3,057)	(1,933)	(2,870)	(2,352)	(2,309)	(1,785)	(524)
Mark-to-market gain (loss)	-	9,000	(3,705)	8,205	-	-	-	-
Other income (expenses)	$3,283	$(5,347)	$(213)	$3,301	$2,569	$4,686	$(1,976)	$(842)
Income tax (expense) recovery	5,512	(17,346)	(4,081)	(4,482)	(9,314)	(7,922)	(4,743)	4,251
Net income (loss)	$(98,347)	$(5,403)	$(6,744)	$3,584	$(121,766)	$(99,482)	$5,118	$(8,253)

Basic income (loss) per share	$(0.60)	$(0.03)	$(0.04)	$0.02	$(0.76)	$(0.62)	$0.03	$(0.06)
Diluted income (loss) per share	$(0.60)	$(0.03)	$(0.04)	$0.02	$(0.76)	$(0.62)	$0.03	$(0.06)

1

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation, the depletion at Black Fox was adjusted. Earnings from mine operations and earnings from operations increased by $1.2 million in Q1 2014, $5.0 million in Q2 2014, $7.0 million in Q3 2014, and decreased by $13.2 million in Q4 2014. Income tax (expense) recovery decreased by $0.4 million in Q1 2014, $0.4 million in Q2 2014 and $0.6 million in Q3 2014 and increased by $1.4 million in Q4 2014. Net income (loss) and adjusted net income (loss) increased by $0.8 million in Q1 2014, $4.5 million in Q2 2014, $6.4 million in Q3 2014 and decreased by $11.8 million in Q4 2014.

•	Results from the Black Fox mine have been consolidated as of March 5, 2014.

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q3 2015, Q3 2014, Q2 2014 and Q1 2014 included $12.8 million, $5.9 million, $14.8 million and $3.9 million, respectively, of silver sales at spot prices.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

•	In Q4 2015, an impairment of $82.0 million and $22.0 million on mining interests relating to Black Fox and Cerro del Gallo, respectively, were recorded.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	In Q3 2014, an impairment of $99.0 million for goodwill was recorded related to the value on the acquisition of Brigus.

•	In Q4 2014, an impairment of $75.0 million was recorded against mining interests at Black Fox and $35 million at Cerro del Gallo.

•

General and administrative expenses include share-based compensation which fluctuates based on the share price of the Company. In Q1 and Q2 2014 the share price appreciated resulting in higher share-based compensation.

•

In Q1 and Q2 2014 the Company incurred $7.8 million of transaction costs related to the acquisition of Brigus. In Q1 2015 the Company incurred $3.9 million of transaction costs on the issuance of the 5.75% Convertible Debentures.

•	Finance expense varies depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures are marked-to-market each quarter.

•	Other income largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense is impacted by the effects of foreign exchange fluctuations on its Mexico peso denominated non-cash deferred income taxes, which were significant in certain periods, such as Q4 2014 and Q3 2015.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Costs Per Gold Ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2015	2014	2015	2014

Operating expenses per the consolidated financial statements	$42,555	$46,709	$163,593	$159,280
Share-based compensation included in operating expenses	(533)	(333)	(1,583)	(1,411)
Process improvement project costs	-	(2,602)	-	(5,548)
Inventory movements and adjustments	(236)	(150)	3,284	2,313
Total cash operating costs	$41,786	$43,624	$165,294	$154,634

Ounces of gold produced	59,156	56,140	221,060	189,943
Gold equivalent ounces of silver produced	8,999	6,069	38,414	35,111
Gold equivalent ounces produced	68,155	62,209	259,474	225,054
Total cash costs per gold equivalent ounce	613	$701	$637	$687

Total cash operating costs	$41,786	$43,624	$165,294	$154,634
By-product silver credits	(9,825)	(6,760)	(44,157)	(44,686)
Cash costs, net of by-product credits	$31,961	$36,864	$121,137	$109,948

Ounces of gold produced	59,156	56,140	221,060	189,943
Total by-product cash costs per gold ounce produced	$540	$657	$548	$579

Gold equivalent ounces of silver produced for the San Dimas mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Three months ended		Year ended
	December 31		December 31
	2015	2014	2015	2014

Silver ounces produced (millions) (A)	2.32	1.74	8.30	6.15
Average realized silver price (B)	$4.24	$4.20	$5.34	$7.46
Average realized gold price (C )	$1,081	$1,188	$1,136	$1,243
Gold equivalent ounces of silver (A) x (B)/(C )	8,999	6,069	38,414	35,111

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of byproduct credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

All-in Sustaining Costs Per Gold Ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three months and years ended December 31, 2015 and 2014:

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2015	2014	2015	2014

Cash costs, net of by-product credits	$31,961	$36,864	$121,137	$109,948
Corporate general and administrative expenses	8,479	7,107	29,890	36,806
Reclamation cost accretion	303	274	1,122	1,170
Sustaining capital expenditures	18,928	22,914	62,762	84,144
All-in sustaining costs	$59,671	$67,159	$214,911	$232,068

Ounces of gold produced	59,156	56,140	221,060	189,943
All-in sustaining costs per gold ounce	$1,009	$1,196	$972	$1,222

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non- hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per share amounts)	2015	2014	2015	2014

Net loss	$(98,347)	$(121,766)	$(106,910)	$(224,384)
Impairment charges, net of taxes	96,777	101,010	97,340	199,971
Impact of foreign exchange on deferred taxes	1,776	15,746	25,445	19,782
(Gain) loss on derivative liability	5	-	(1,478)	-
Mark-to-market (gain) loss on convertible debenture	-	-	(13,500)	-
Office closure costs and severance payments	(249)	(452)	2,008	1,777
Transaction costs	-	408	3,651	8,219
Adjusted net income (loss)	$(38)	$(5,054)	$6,556	$5,365
Weighted average shares outstanding (000's)	162,751	160,133	162,341	152,064
Adjusted net income (loss) per share	$(0.00)	$(0.03)	$0.04	$0.04

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. The Company’s related party transactions are described in Note 23 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

ACCOUNTING PRONOUNCEMENTS

The Company continually monitors the issuance by the International Accounting Standards Board (IASB) of new and revised accounting pronouncements which may have an impact on the accounting, presentation and disclosure of transactions underlying the Company’s consolidated financial statements. New and revised pronouncements issued which may have an impact in the future on the Company are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The significant accounting policies applied are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

Impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, at least annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the statements of operations and comprehensive income (loss).

Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

Deferred stripping

The Company defers stripping costs related to open pit mining operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgments and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2015 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2015, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated other comprehensive loss are reclassified from equity to the statement of operations when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2015, the Company recorded an impairment loss of $0.6 million in the statement of operations and comprehensive income (loss) relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

The fair value of the 6.5% convertible debentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2015 or December 31, 2014, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 5) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2015, an unrealized derivative gain of $1.5 million, respectively (2014 – unrealized gains of $2.3 million) were recognized in relation to this derivative liability.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 18 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2015, a mark to market gain of $13.5 million (2014 - $nil) was recognized in relation to this derivative liability.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2015, the levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Investment in Fortune Bay (1)	$525	$-	$671	$-
5.75% convertible debentures (2)	61,500	-	-	-
Derivative liability on 6.5% convertible debentures (3)	-	5	-	1,405

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures is calculated using the market price on the TSX Exchange as at the date of the statement of financial position.
(3)	Calculated using an option pricing model with the following inputs: share price $3.36, conversion price $14.00, expected life 3 months, volatility 69.77% and a discount rate of 8%.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

At December 31, 2015, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2014 – $nil).

Financial Instruments Risk

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2015 is considered to be negligible. There are 14 months of value added tax outstanding from the Mexican tax authorities (included in taxes receivable), which the Company expects to be refunded including through offset of income taxes as they become payable.

The Company’s maximum exposure to credit risk at December 31, 2015 and 2014 is as follows:

	2015	2014
Cash and cash equivalents and restricted cash	$51,521	$45,035
Trade and other receivables	1,793	7,607
Taxes receivable	30,689	25,724
	$84,003	$78,366

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in Note 21 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The table below shows the Company’s liquidity risk profile at December 31, 2015:

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$45,601	$-	$45,601
Availability under revolving line of credit	75,000	-	75,000
Trade and other payables and accrued liabilities	(44,968)	-	(44,968)
6.50% Convertible debentures and interest	(49,680)		(49,680)
5.75% Convertible debentures and interest	(4,324)	(88,635)	(92,959)
Total	$21,629	$(88,635)	$(67,006)

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2015 was $1.2 million (2014 - $2.2 million).

Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in US dollars and costs are incurred principally in US dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2015, the Company recognized a loss of $0.1 million on foreign exchange (2014 - gain of $2.7 million). Based on the above net exposures at December 31, 2015, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $6.4 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $2.2 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $10.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $9.4 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving line of credit which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit after tax of $0.3 million (assuming $50 million drawn on the revolving line of credit).

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2015	2014
Gold price
10% increase	$18,091	$16,880
10% decrease	(18,091)	(16,880)
Silver price
10% increase	$938	$1,823
10% decrease	(938)	(1,823)

RISKS AND UNCERTAINTIES

Challenge to the 2012 APA

Overview

The Mexican tax authority, Servicio de Administración Tributaria (the “SAT”), has initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (“Silver Wheaton”) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2015, the contract price was $4.24. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (“STB”), to Silver Wheaton’s Cayman subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

The SAT has initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The Company is an ‘interested party’ in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company intends to vigorously defend the validity of the APA. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Uncertain tax treatment for tax years following 2014

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. The Company has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Lawsuit

The Company is aware of a class action lawsuit having been filed in February 2016 against the Company in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws, however no class has yet been certified and we have not been served process in respect of the suit. The Company will vigorously defend this class action lawsuit if it proceeds.

In addition to the legal challenges above, the Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2015, which is expected to be filed by March 31, 2016 and will be found under the Company’s profile at www.sedar.com.

INTERNAL CONTROLS

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Disclosure Controls and Procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed or under the supervision of the CEO and CFO, and affected by the Company’s Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Management assessed the effectiveness of Primero’s internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of Primero’s internal control over financial reporting as at December 31, 2015 has been audited by KPMG LLP, Primero’s independent auditors.

Changes in Internal Control

In its assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014, management and the Company’s independent auditors identified a material weakness relating to the valuation of business combinations specifically in connection with the acquisition of Brigus in 2014. A material weakness is a control deficiency that could result in a material misstatement of the financial statements if it were not prevented or detected on a timely basis.

The Company has implemented numerous measures designed to enhance its internal controls over financial reporting specific to valuation models. Although the Company did not engage in an acquisition, the process and controls for valuing a business combination are consistent to those in valuing an asset for impairment. These measures include:

•	enhanced accounting processes and controls over valuation models, including related training
•	increased involvement and review from company management and additional consultation with subject matter experts in areas of accounting complexity such as valuation.

Except for the remediation efforts described above, there were no other changes in internal controls of the Company during the year ended December 31, 2015 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the timing of the development of new mineral deposits,
•	the Company’s requirements for additional capital and ability to complete future financings,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project,

•	the SAT's challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision,
•	the completion of development or construction activities, including the construction of the Cerro del Gallo mine,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2014 as filed on SEDAR as well as the Company’s Annual Information Form for the year ended December 31, 2015 which is expected to be filed by March 31, 2016, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

_____________________
Ernest Mast
President, CEO and Director